Mail Stop 6010
      October 3, 2005

VIA U.S. MAIL AND FACSIMILE (612) 784-2038

Anil K. Jain
Chief Financial Officer
APA Enterprises, Inc.
2950 N.E. 84th Lane
Blaine, Minnesota 55449


	Re:	APA Enterprises, Inc.
		Form 10-K for the year ended December 31, 2004
      Filed June 28, 2005
		Form 10-Q for the quarterly period ended June 30, 2005
		File No. 000-16106

Dear Mr. Jain:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 31, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operation, page 19

Results of Operations

Cost of Sales and Gross Profit, page 22
1. We see that your consolidated gross profit margin was 19% in fiscal year 2005 compared to 0% in fiscal year 2004. We also note that the profit margin for your Optronics segment was (231) % in fiscal year 2005 compared to (651) % in fiscal year 2004 while the gross profit margin for your Cables and Networks segment experienced profit margins of 28% and 23% for fiscal years 2005 and 2004, respectively. Please tell us and revise future filings to provide expanded disclosure of the variances in margins, and the factors that contributed to the negative gross profit margin of Optronics and its impact on consolidated gross profit margin. In addition, provide details of your efforts to reverse the trend of negative margins.

Consolidated Financial Statements

Consolidated Balance Sheet, page 30
2. We note that total liabilities and shareholders` equity on page
30
do not agree with total assets. Please revise.

Note A  - Summary of Significant Accounting Policies, page 34
3. Please revise your disclosure in future filings to provide a more specific revenue recognition policy for all significant products and services. Details should be provided to the extent that policy differs among customers, channels and products. The policy should also address, where significant, customer acceptance, return policies, post shipment obligations, warranties, credits, discounts and rebates and how these impact revenue recognition. In addition, tell us whether you have any revenue arrangements with multiple deliverables.

Note C - Sale of Optics Manufacturing Operations, page 39
4. Tell us why your statement of operations does not present the operations of the disposed optics manufacturing business as discontinued operations. Refer to SFAS 144.


Note K - Stock Options and Warrants, page 45
5. We see your reference to an independent third-party appraiser for the valuation of your warrants on page 45. Please note that there is no requirement to reference independent experts, however, if this reference is made the third party expert should be named and their consent included in future registration statements. Please consider in future filings.

Schedule II - Valuation and Qualifying Accounts, page 52
6. We see that you reduced your inventory reserves by $936,537 in fiscal year 2004 due to purchase price adjustment activities. Inventory reserves are permanent reductions of inventory cost that should not be reversed until the related inventory is sold or otherwise disposed. Please describe the facts and circumstances leading to the adjustment to the inventory reserve during fiscal year
2004.  Additionally, please reconcile the adjustments made on
Schedule II to the disclosures on pages 38 and 39 of your consolidated financial statements.

Form 10-Q for the quarterly period ended June 30, 2005

Item 4.  Controls and Procedures, page 19
7. We note your statement that your chief executive officer and your chief financial officer have concluded that your controls and procedures were sufficiently effective to ensure that the information required to be disclosed by the Company in the report was gathered, analyzed and disclosed with adequate timeliness, accuracy and completeness." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise future filings to clearly disclose your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief

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Mr. Jain
APA Enterprises, Inc.
October 3, 2005
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